Exhibit 4.30

SERVICE AGREEMENT

This Service Agreement (hereinafter the “Agreement”) has been entered into between:

Leif Hoegh (U.K.) Limited (“LHUK”)

and

Höegh LNG Partners Operating LLC (“the Operating Company”)

Hereinafter together known as the “Parties” and individually known as a “Party”.

1.	Background

The Operating Company is an intermediate holding company which is a Marshall Islands based subsidiary of Höegh LNG Partners LP, a Marshall Islands Limited partnership whose common units representing limited partnership interests in it are listed and trade on the New York Stock Exchange (the “MLP”), and holds interests in a number of companies which own vessels (the “Opcos”).

The Operating Company wishes to engage LHUK to provide certain commercial and operational services, as may be agreed from time to time, in regard to the vessels that are owned, in part or full, by the Opcos.

The purpose of this Agreement is to govern the delivery of such services.

2.	The Services

This Agreement governs certain commercial and operational services provided by the LHUK to the Operating Company as may be agreed from time to time (the “Services”).

Notwithstanding anything in this Agreement:

(a)       LHUK shall not hold itself out as having, or allow any of its officers, employees, directors, personnel, agents or representatives to represent that it or any of them has any authority to legally bind the Operating Company or any of the Opcos by negotiation or otherwise to conclude any contract, agreement or other legal commitment (whether verbally or in writing) in the name of, or otherwise binding on, the Operating Company;

(b)       LHUK shall not hold itself out as having, or allow any of its officers, employees, directors, personnel, agents or representatives to represent that it or any of them has any authority to legally bind the Operating Company or any of the Opcos by negotiation or otherwise to conclude any contract, agreement or other legal commitment (whether verbally or in writing) in the name of, or otherwise binding on, the Operating Company or any of the Opcos.

3.	Payments

The Services shall be delivered at market value negotiated between the Parties .

Payment is due promptly upon receipt of an invoice from LHUK. Payments shall be exclusive of VAT, which shall be payable upon receipt of a valid VAT invoice. Where this Agreement requires one Party to reimburse another for any costs or expenses, the payer shall, at the same time, pay the payee all VAT incurred by the payee in respect of those costs or expenses. The amount payable will be the amount that the payee reasonably determines is the amount that neither it, nor any other member of any group of which it is a member for VAT purposes, is entitled to recover from the relevant tax authority in respect of the VAT.

Interest will not be charged for the first 45 days after receipt of the invoice, but thereafter will be charged at 3.00% per annum above the three-month US$ LIBOR rate as at the due date if invoices are not settled on due date.

Any fixed fee charges are adjusted annually according to the general inflation in the UK, as indicated in statistical material. The basis for adjustments is the index at 1 January 2014.

4.	Duration of this Agreement

LHUK shall render the Services on an ongoing basis. The Agreement can be terminated by either Party giving three – 3 – months notice.

The Agreement records the arrangements which were in place as at 12 August 2014 and shall be effective going forward.

5.	Service Standards

All Services shall be rendered according to the standard and using the competence and control systems used for similar services performed for and by LHUK and deemed to be a normal standard for similar services rendered from external service providers.

LHUK personnel delivering services to the Operating Company must be qualified for the tasks that will be performed.

6.	Information

Each Party shall ensure that the other is given all information reasonably necessary to fulfil its obligations towards the other under this Agreement.

7.	Amendments

Amendments to this Agreement must be done in writing and must be signed by both Parties to be valid.

8.	Transfer

No Party is permitted to assign or otherwise dispose of the benefit of this Agreement without the prior written consent of the other Parties. This Agreement is binding upon and inure to the benefit of the Parties’ successors and assigns.

9.	Confidentiality

Each of the Parties are obliged to treat any knowledge of this Agreement with confidentiality, and make sure that persons not concerned are not given knowledge of this Agreement. The aforementioned is not applicable to information deemed publicly available.

10.	TERMINATION

To the extent one of the Parties is in material breach of its obligations under the terms of this Agreement, the other Party may, after giving the party in breach written notice and a reasonable period in which the Party in breach may remedy the breach, terminate the Agreement with immediate effect.

In case of termination each Party shall return to the other Party any information or material owned by the other Party. Any costs incurred by the termination of this Agreement shall be covered by each Party.

11.	CONTRADICTIONS

If there are any contradictions between this Agreement and any appendices to this Agreement, the Agreement will govern the situation.

12.	DISPUTE

If any dispute should arise regarding the interpretation of this Agreement, the Parties will try to solve the dispute through negotiations.

If negotiations fail, each of the Parties may raise the dispute to a court of law in the UK.

13.	JURISDICTION

This Agreement is governed by the laws of England and Wales.

14.	COPIES

This Agreement is made in two copies, both deemed originals, and each of the Parties will receive one copy each.

[Signature page to follow]

For and on behalf of Höegh LNG Partners Operating LLC /s/ Richard Tyrrell	For and on behalf of Leif Hoegh (U.K.) Limited /s/ Chris Everard
Name: Richard Tyrrell	Name: Chris Everard
Title: Chief Executive Officer	Title: Company Secretary
Place and Date: 21-Oct-14 London	Place and Date: 28 Oct 14 London

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